January 31, 2011
Ms. Aamira Chaudhry
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Westwood One, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2009 Filed on March 31, 2010 File No. 001-14691
Dear Ms. Chaudhry:
We are in receipt of your letter dated December 29, 2010, setting forth comments of the Staff (“Staff”) of the United States Securities and Exchange Commission (“Commission or SEC”) to the Company’s Form 10-K for the fiscal year ended December 31, 2009 (filed with the SEC on March 31, 2010 and referred to in this letter as the “2009 10-K”). While your letter requested that we submit our responses within ten business days, the Staff orally extended our response date to January 31, 2011 upon our request. We have considered your comments and set forth our responses below. Our responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in your letter. All page references are to the pages of the 2009 10-K. We note that when reference is made to the “Refinancing” below, we are referring to the recapitalization of the Company and the refinancing of substantially all its indebtedness as described in the Company’s periodic reports and which closed on April 23, 2009.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24
Comment:
1. We note from your disclosure here that for purposes of presenting a comparison of 2009 results to prior periods you have presented and disclosed your 2009 results as the mathematical addition of the predecessor (January 1, 2009 to April 23, 2009) and successor periods (April 24, 2009 to December 31, 2009). We also note that you recognize that this presentation does not comply with GAAP but that you believe this presentation provides meaningful information about your results of operations. However, although you may believe this discussion provides meaningful information and therefore a supplemental presentation of this type may be appropriate, you are still required to present and discuss in MD&A actual results for fiscal 2009 predecessor and successor periods as presented on the face of your financial statements, in the position of greater prominence. In addition to the preceding, you may also provide a supplemental comparative discussion of results to fiscal 2008 and fiscal 2009 prepared on a pro forma basis consistent with the requirements set forth in Article 11-02(b) of Regulation S-X that reflects the effects of the refinancing. In this regard disclosure should

Ms. Aamira Chaudhry
January 31, 2011

be provided to explain how the pro forma presentation was derived, why you believe the presentation is useful, and any potential risks associated with using such a presentation (the potential that such results might not necessarily be indicative of future results for example, depending on how the information has been prepared, and the period that it covers). Please revise your disclosure accordingly, and advise us in regard to the propriety of the presentation on a non-GAAP combined basis within this annual filing and all interim period filings containing such a presentation.
Response:
We acknowledge the requirements to present and discuss actual results for fiscal 2009 predecessor and successor periods as presented on the face of our financial statements. However, respectfully, in our view, we provide our investors with greater transparency into our business through a presentation of the Company’s operating results that combines the predecessor and successor periods (i.e., the full year of 2009), as previously presented by us, than through a presentation of the separate periods (January 1, 2009 to April 23, 2009 and April 24, 2009 to December 31, 2009). It is important to understand that the Refinancing did not impact the principal components of our income statement — namely, revenue, operating costs, corporate general and administrative costs, goodwill and other intangible impairments, restructuring charges and other expenses. The black line that separates the 2009 predecessor period from the 2009 successor period indicates, for GAAP purposes, that the predecessor and successor periods are distinct periods, but for purposes of understanding revenue, operating costs, corporate general and administrative costs, goodwill and other intangible impairments, restructuring charges and other expenses, the combination of the two periods presents the relevant and more meaningful information. Stated another way, considering revenues as an example, nothing happened on April 23, 2009 that would cause us to analyze revenues any differently between the period on and before April 23, 2009 and the period after April 23, 2009. We believe that our investors would find it more informative and meaningful to understand why our revenues decreased from 2008 to 2009, rather than why our revenues were a certain amount during 2008, a certain amount during the 2009 predecessor period and a certain amount during the 2009 successor period. The approach that we have utilized allows us to focus on the substantive reasons why particular aspects of our income statement were impacted from year to year, the customary focus for an annual report. In contrast, an approach that requires disclosure of three separate amounts — the full 2008 amount, the 2009 predecessor period amount and the 2009 successor period amount — invariably leads to a recitation of numbers without substantive explanations.

Ms. Aamira Chaudhry
January 31, 2011

We acknowledge that financial data presented in this combined fashion is non-GAAP. However, Regulation G and Item 10 of Regulation S-K permit the use of non-GAAP financial measures if:
•	such use provides consistent and meaningful information to all investors;

•	such measures are not misleading;

•	such measures are not given greater prominence than GAAP measures;

•	such measures are reconciled to the appropriate GAAP measures; and

•	such measures are aligned with the issuer’s communication of other publicly disclosed information.
We submit that providing the combined information is far more meaningful to investors than suggesting that investors should compare fiscal 2008 with both the 2009 predecessor period and the 2009 successor period, especially with respect to those income statement line items that were not impacted by the Refinancing. With respect to those income statement line items that were impacted by the Refinancing (depreciation and amortization, special charges and interest expense), we have endeavored in our discussions to describe the effects of the Refinancing on each such line item in a manner that we believe is meaningful and illustrative of the Company’s ongoing operations. Analysis of the income statement on an annual basis is certainly consistent with the manner in which the Company has described its results (in earnings press releases, periodic SEC filings and internal presentations regarding the business) in prior years. Investors and analysts expect year-to-year comparisons in an annual report; we believe that with respect to the items that are unaffected by the Refinancing, investors would find little of interest in a comparison of 2008, the first 123 days of 2009 and the last 242 days of 2009.
We do not believe that the combined period totals were given greater prominence than the GAAP period totals in the table on page 25 of the 2009 10-K. That table also shows a reconciliation of the GAAP presentation (the 2009 successor period column and the 2009 predecessor period column) with the non-GAAP presentation (the combined column). We did not provide similar presentations for the revenue table on page 25, the operating costs table on page 26, the operating loss table on page 28 or the Adjusted EBITDA table on page 32, because we do not believe that such information adds anything of substance to the narrative.
In our view, to present the 2009 financial data in two separate periods (described above) and to provide MD&A for such periods would be confusing to our investors/readers of our periodic filings without comparable information from the prior years.
Our proposed disclosures of pro forma results for future filings would be as follows:
Pro Forma Information
The following unaudited pro forma condensed combined financial information has been prepared to give effect to the Refinancing, as if the Refinancing had been completed on the first day of the earliest period presented. As a result of the Refinancing, a change in control occurred, which required us to account for the change of control with a revaluation of our balance sheet to a fair-value basis from a historical cost basis.

Ms. Aamira Chaudhry
January 31, 2011

The actual results reported in periods following the Refinancing may differ significantly from those reflected in these pro forma financial statements for a number of reasons, including, but not limited to, differences between the assumptions used to prepare these pro forma financial statements and actual amounts. In addition, no adjustments have been made for non-recurring items related to the Refinancing. As a result, this pro forma information does not purport to be indicative of what the financial condition or results of operations would have been had the Refinancing been completed on the first day of the earliest period presented. These pro forma financial statements are based upon historical financial statements and do not purport to project the future financial condition and results of operations after giving affect to the Refinancing.
The pro forma adjustments described below have been developed based on assumptions and adjustments, including assumptions relating to the purchase price and the allocation thereof to the assets acquired and liabilities assumed based on preliminary estimates of fair value.
The following unaudited pro forma condensed combined financial information for the twelve months ended December 31, 2009 and 2008 should be read in conjunction with, and is qualified by reference to, our consolidated income statements for the period from April 24, 2009 to December 31, 2009, the period from January 1, 2009 to April 23, 2009 and the year ended December 31, 2008.

Ms. Aamira Chaudhry
January 31, 2011

	For the Year Ended December 31, 2009
		Pro Forma
	Historical	Adjustments		Pro Forma
Revenue	$340,334	$—		$340,334

Operating costs	322,114	—		322,114
Depreciation and amortization	24,058	(4,909	)(A)	19,149
Corporate general and administrative expenses	14,917	—		14,917
Goodwill impairment	50,501	—		50,501
Restructuring charges	7,952	—		7,952
Special charges	18,373	—		18,373

Total Expenses	437,915	(4,909)		433,006

Operating (loss) income	(97,581)	4,909		(92,672)
Interest expense	18,004	2,401	(B)	20,405
Other expense (income)	(364)	—		(364)

Loss before income tax	(115,221)	2,508		(112,713)
Income tax benefit	(32,660)	711	(C)	(31,949)

Net loss	$(82,561)	$1,797		$(80,764)

	For the Year Ended December 31, 2008
		Pro Forma
	Historical	Adjustments		Pro Forma
Revenue	$404,416	$—		$404,416

Operating costs	357,927	—		357,927
Depreciation and amortization	11,052	17,399	(A)	28,451
Corporate general and administrative expenses	16,007	—		16,007
Goodwill impairment	430,126	—		430,126
Restructuring charges	14,100	—		14,100
Special charges	13,245	—		13,245

Total Expenses	842,457	17,399		859,856

Operating loss	(438,041)	(17,399)		(455,440)
Interest expense	16,651	1,717	(B)	18,368
Other expense (income)	(12,369)	—		(12,369)

Loss before income tax	(442,323)	(19,116)		(461,439)
Income tax benefit	(14,760)	(5,706	) (C)	(20,466)

Net loss	$(427,563)	$(13,410)		$(440,973)

Ms. Aamira Chaudhry
January 31, 2011

Notes to the Unaudited Pro Forma Adjustments
The Unaudited Pro Forma Statements of Operations for the years ended December 31, 2008 and 2009 reflect the Refinancing and the resultant acquisition accounting and gives effect to these events as if each had occurred on January 1, 2008:
A) In accordance with Authoritative Guidance, which is applicable to the Refinancing and the change of control, we have revalued our goodwill and intangibles using our best estimate of current fair value. The value assigned to goodwill and indefinite lived intangible assets is not amortized to expense and the majority is not expected to be tax deductible. Our client contracts are typically exclusive agreements with our partners and/or talent to provide programming and content over a specified period of time. The values assigned to definite lived assets are amortized over their estimated useful life.
Also, in accordance with Authoritative Guidance, we have identified property and equipment which we valued using our best estimate of current fair value. Accordingly, an asset for property and equipment of $6,750 has been recorded to reflect the estimated fair value of the property and equipment and such amount is being depreciated to expense over the remaining lives of the assets.
Similarly, in accordance with Authoritative Guidance, we have identified leases and client contracts which we valued below market. Accordingly, a liability of $3,460 has been recorded to reflect the estimated fair value of the leases and client contracts and such amount is being taken to income over the remaining life of the contract.
The following table summarizes the pro forma charges for amortization and depreciation expense for the twelve months ended December 31, 2009 and 2008.

	For the twelve months ended December 31, 2009
		Opening		Ending
Intangibles	Estimated life	Balance	Amortization	Balance
Trademarks	Indefinite	$20,800	$—	$20,800
Affiliate Relationships	10 years	64,890	7,210	57,680
Internally Developed Software	5 years	4,480	1,120	3,360
Client Contracts	5 years	6,946	1,984	4,962
Leases	7 years	840	140	700
Insertion Orders	9 months	—	—	—

Subtotal—Intangible Assets		97,956	10,454	87,502

Property and equipment	Various lives	6,220	366	5,854

Subtotal— Assets		104,176	10,820	93,356

Client Contracts	1.5 years	(470)	(470)	—
Leases	7 years	(1,757)	(293)	(1,464)

Subtotal—Liabilities		(2,227)	(763)	(1,464)

Net Total			10,057
Amortization expense			14,966

			$(4,909)

Ms. Aamira Chaudhry
January 31, 2011

	For the twelve months ended December 31, 2008
		Opening		Ending
Intangibles	Estimated life	Balance	Amortization	Balance
Trademarks	Indefinite	$20,800	$—	$20,800
Affiliate Relationships	10 years	72,100	7,210	64,890
Internally Developed Software	5 years	5,600	1,120	4,480
Client Contracts	5 years	8,930	1,984	6,946
Leases	7 years	980	140	840
Insertion Orders	9 months	8,400	8,400	—

Subtotal—Intangible Assets		116,810	18,854	97,956

Property and equipment	Various lives	6,750	530	6,220

Subtotal— Assets		123,560	19,384	104,176

Client Contracts	1.5 years	(1,410)	(940)	(470)
Leases	7 years	(2,050)	(293)	(1,757)

Subtotal—Liabilities		(3,460)	(1,233)	(2,227)

Net Total			18,151
Amortization expense			752

			$17,399

Amortization of the new intangibles for Affiliate Relationships, Client Contracts and Insertion Orders and the property and equipment was reflected in these tables.
B) The Senior Notes bear interest at 15% per annum, payable 10% in cash and 5% in-kind (PIK interest). Interest expense was adjusted to reflect the new debt of $117,500 and new interest rate of 15% on such indebtedness. The PIK interest is added to the principal quarterly but will not be payable until maturity. The debt has been recorded for the pro forma financial statements at face value, which is our best estimate of fair value.

	For the twelve	For the twelve
	months ended	months ended
Interest expense	December 31, 2008	December 31, 2009
Interest expense on new debt	$17,958	$20,329
Interest expense on indebtedness prior to refinancing	16,241	17,928

Incremental Interest Expense Adjustment	$1,717	$2,401

Ms. Aamira Chaudhry
January 31, 2011

C) Taxes were calculated on the new pro forma (loss) amount using the effective rate for each applicable period.

Tax	December 31, 2008	December 31, 2009
PreTax (Loss)	$(442,323)	$(115,221)
Tax Benefit (Expense)	14,760	32,660

Effective Rate	3.3%	28.3%
Non-deductible Portion of Goodwill Write-off	31.8%	0.0%

Normalized Effective Tax Rate	35.1%	28.3%

ProForma PreTax (Loss)	(461,439)	(112,713)
Adjustment for Goodwill Impairment	403,194	—

Adjusted ProForma Pretax (Loss)	(58,245)	(112,713)

Pro Forma Tax Benefit (Expense)	$(20,466)	$(31,949)

Comment:
2. When two or more factors are cited to which changes are attributable, please quantify each of these factors so that readers may understand the magnitude of each. For example, in the comparison of 2009 to 2008 for program and operating costs you state that these costs increased due to increased purchases of television and other inventory, higher operating costs in the digital area and expenses related to your license agreement with TrafficLand without quantification of any of the factors. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance.
Response:
We agree with the Staff’s comment and will include such quantifications in future filings.
Comment:
3. We note that you deemed the ownership interests held by Gores and your existing debt holders to be a collaborative group in the refinancing. Please tell us in further detail how you applied the guidance in ASC topic 805-50-S99-2 and determined these ownership interests to be a collaborative group. In particular, tell us the effect on your accounting of Gores’ control of your Board of Directors upon the closing of the refinancing that implies that there is no collaboration on the subsequent control of Westwood One.

Ms. Aamira Chaudhry
January 31, 2011

Response:
As noted in ASC topic 805-50-S99-2, under a “mutual promotion and subsequent collaboration” model, a member of a collaborative group is any investor that helps to consummate the acquisition and works or cooperates with the subsequent control of the acquired company. For purposes of assessing whether an investor is part of a collaborative group, a rebuttable presumption exists that any investor investing at the same time or in reasonable proximity to the time others invest in the investee is part of the collaborative group with the other investor(s). We believe that if an investor is doing more than simply investing and obtaining and exercising rights similar to any other investor with similar ownership interests, and is expressly linked to other investors, the investor is a member of the collaborative group.
With respect to the Refinancing that closed on April 23, 2009, the Company determined that (1) Gores Radio Holdings, LLC (“Gores”), (2) the noteholders (“Old Noteholders”) then party to the Note Purchase Agreement dated as of December 3, 2002 between the Company and the noteholders party thereto (the “Old Noteholder Purchase Agreement”) and (3) the lenders (“Old Lenders”) then party to the Credit Agreement, dated March 3, 2004, between the Company, the Subsidiary Guarantors parties thereto, the Lenders parties thereto and JPMorgan Chase Bank as Administrative Agent (“Old Credit Agreement” and with the “Old Noteholder Purchase Agreement”, the “Old Debt Agreements”) were a “collaborative group” in accordance with ASC topic 805-50-S99-2. All agreements occurred concurrently to facilitate the Refinancing. Without each of these constituent groups, the Refinancing would not have occurred. The cooperation of the Old Noteholders and the Old Lenders was essential to the Refinancing as they were secured parties and had a lien on substantially all of the Company’s assets as a result of the Company’s Second Amendments to each of the Old Noteholder Purchase Agreement and the Old Credit Facility entered into in early 2008 in connection with an easing of the Company’s leverage ratio covenants then existing under the Old Debt Agreements. As part of such amendment, the Old Lenders requested a secured interest on substantially all of the Company’s assets. As a result of Section 10.5 of the Old Noteholder Purchase Agreement (reprinted below), the Old Noteholders requested the same and like the Old Lenders, received a lien in substantially all of the Company’s assets:
Section 10.5. Limitation on Liens. The Company will not, nor will it permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, except for:
(k) Liens in favor of the Administrative Agent and the Banks securing the Company’s obligations under the Credit Agreement provided, the Company makes, or causes to be made, effective provision whereby the Notes will be equally and ratably secured with such Liens, such security to be pursuant to an agreement satisfactory to the Required Holders.

Ms. Aamira Chaudhry
January 31, 2011

As a result of its $25 million investment in common stock in February and March 2008 and $75 million investment in preferred stock in June 2008, Gores held approximately 36% of the Company’s equity (on an as-converted basis) at the time the Refinancing began to be actively negotiated in late 2008. As described in more detail in response to Comment 4 below, Gores had previously negotiated numerous provisions with the Company that limited the Company’s ability to raise significant funds with a third party or refinance its debt without Gores’ participation. In late 2008 at the same time the Company was attempting to refinance its debt, the Company undertook a limited strategic process to determine if third parties were interested in making an investment in the Company; however, this did not result in any new investors. In late 2008, the Company had outstanding approximately $40 million of bank debt held by the Old Lenders that would mature on February 28, 2009 and approximately $50 million of private notes held by the Old Noteholders that would mature on November 30, 2009 (the remaining $150 million of private notes held by the Old Noteholders would mature on November 30, 2012). From 2005 to 2008, the Company’s EBITDA had declined from approximately $176.5 million to $39.2 million. By late 2008, the general economy had begun a significant decline and the availability of credit became significantly constrained. The Company was in default of its debt covenants and required additional capital to sustain its operations. In order to re-align the Company’s capital structure with its financial position, the Company found it necessary to engage each of Gores, the Old Noteholders and the Old Lenders to restructure its unsustainable debt levels. Had the Old Noteholders not been secured, the Company may have been able to negotiate a solution without them, but given the $50 million of notes scheduled to mature on November 30, 2009, that approach would have been extremely difficult. Because each of the Old Noteholders and the Old Lenders had the same security in the Company’s assets, they had to be negotiated with collectively.
The Company actively negotiated with all of these constituent parties (Gores, the Old Noteholders and the Old Lenders) from October 2008 to April 2009. In order to reduce the Company’s level of debt, a proposal was needed that would provide the Old Noteholders and the Old Lenders with substantial value in exchange for the cancellation of indebtedness they were being asked to consider. At this time, only Gores was willing to make the capital investments needed in order to provide such value and consummate the Refinancing. At the closing of the Refinancing, the Old Noteholders and the Old Lenders agreed to exchange $246 million of old indebtedness for: (w) $117.5 million of new indebtedness (i.e., the 15.00% Senior Secured Notes), (x) $25 million of cash, (y) 25% of the Company’s outstanding equity (on a go-forward basis) and (z) the Company’s entering into a new credit facility to provide additional liquidity to the Company. As part of a negotiated solution with all three constituent groups, Gores made a $25 million investment in Series B Preferred Stock (the same equity that would be issued to the Old Noteholders and the Old Lenders in connection with their new 25% equity interest in the Company) in order to fund the $25 million cash payment to the lenders and agreed to purchase approximately $11.0 million of debt under the Old Debt Agreements from debt holders that did not wish to participate in the new arrangement. Gores also agreed to guarantee a new $35 million credit facility with Wells Fargo and guarantee payments of up to $10 million in connection with the Company’s programming agreement with the National Football League. Without the participation of all parties, the Refinancing could not have occurred because the Old Noteholders and the Old Lenders were unwilling to restructure their debt without additional consideration and without Gores, the Company could not provide or obtain such capital. Without the Gores guarantee, it is also unlikely the Company could have secured the new credit facility with Wells Fargo. Without each of these components happening simultaneously as a result of a nearly seven-month negotiation, the Refinancing would not have occurred.

Ms. Aamira Chaudhry
January 31, 2011

The Old Noteholders and the Old Lenders that agreed to participate in the Refinancing (the “New Noteholders”) are now all holders of the new 15.00% Senior Secured Notes under the same Securities Purchase Agreement, and Gores holds the same notes thereunder. As part of such agreement, the New Noteholders have the right to nominate an independent director to the Company’s Board of Directors and negotiated a substantial number of negative covenants that influence and govern the Company’s ongoing actions. While it is true that each of Gores, the Old Noteholders and the Old Lenders were independent parties during the negotiation of the Refinancing, their interests in the Refinancing were inter-related. Since the Refinancing, the interests of the New Noteholders and Wells Fargo (lender under the Credit Agreement) continue to significantly impact the Company, given the substantial negative covenants contained in the Securities Purchase Agreement. Without the consent of the owners of more than a majority of the Senior Notes held by the New Noteholders (not giving effect to the Senior Notes held by Gores), the Company, among other things, cannot incur additional indebtedness, incur new liens, enter into an M&A transaction, make investments or restricted payments, sell assets or change its line of business or amend its existing Securities Purchase Agreement or Credit Agreement. While there are certain exceptions and baskets related to the foregoing, the covenants are broad and such exceptions/baskets are tightly limited. The practical effect has been that any major transaction undertaken by the Company requires the consent of its New Noteholders and Wells Fargo (the Credit Agreement has substantially the same covenants as those in the Securities Purchase Agreement). Additionally, the New Noteholders and Wells Fargo receive confidential information of the Company on a regular basis, including via monthly conference calls to review the Company’s financials for the immediately preceding month. The director designated by the New Noteholders is also a member of the Company’s Audit Committee.
Given that since the time of the Refinancing, Gores, the New Noteholders and Wells Fargo have been directly involved in several significant matters facing Westwood, and have cooperated throughout that process in resolving those matters, and given that at the time of the Refinancing, Gores, the Old Noteholders and the Old Lenders worked simultaneously to achieve the Refinancing (which could not have been obtained without the cooperation of each of them), we believe the foregoing parties, whose interests are expressly linked to one another, are part of a collaborative group.
Comment:
4. Based on information contained in the Form 10-K for fiscal 2008, it appears that Gores may have controlled Westwood One prior to the refinancing through the rights it held prior to the refinancing, such as entitlement to designate three directors to the Board of Directors and nominate an independent director to the Board and consent to the following: issuing capital stock; merging or consolidating with another company; selling assets with a fair market value of $25,000 or more; increasing the size of the Board; adopting an annual budget or materially deviating from the approved budget; making capital expenditures in excess of $15,000; or amending our charter or bylaws. Please explain to us your consideration of these rights held by Gores prior to the refinancing in determining that a change in control occurred upon the refinancing.

Ms. Aamira Chaudhry
January 31, 2011

Response:
For the reasons stated in more detail below, we do not believe that Gores had control prior to the Refinancing and only acquired such control at the time the Refinancing closed (April 23, 2009). We acknowledge (and concluded at the time) that, in accordance with ASC topic 810-10-15-8, “Consolidation”, and based upon the economic interest and the rights obtained by Gores when it purchased 75,000 shares of 7.5% Series A convertible preferred stock in June 2008 (the “Gores Preferred Investment”), Gores had significant influence over the Company prior to the Refinancing. However, ASC topic 810-10-15-8 states that control is indicated by ownership of more that 50% of the outstanding voting shares of another entity or by contract, lease, agreement with other shareholders of by court decree.1 Prior to the Refinancing and after giving effect to the Gores Preferred Investment and the Gores’ $25 million investment in common stock in February and March 2008, the Company had a public float of approximately 64% and Gores beneficially owned approximately 36% of the Company’s outstanding equity (with a slightly lower percentage of voting ownership given the supermajority voting rights held by the Class B stock). This ownership calculation included Gores’ rights to exercise warrants granted to it at the time of the Gores Preferred Investment and to acquire an additional 10 million shares of Company common stock at prices above the stock’s trading price at the time ($5, $6 and $7 per share, respectively). Gores’ actual ownership before considering these rights was approximately 31%. Accordingly, considering only Gores’ economic interest, Gores did not have control over the Company, but rather a large minority interest in the Company. In coming to our conclusion, we further considered other factors outlined in ASC topic 810-10-15-8, both individually and in the aggregate, which existed prior to the Refinancing, as follows:
•	Gores had the ability to designate three directors to the Board of Directors (“the Board”).
•	The Board at that time consisted of 13 board members. Gores’ ability to designate three directors did not give Gores control of the Board or the Company.
•
Gores’ had consent rights that were set forth in the provisions of the Certificate of Designation (“COD”) for the 7.5% Series A convertible preferred stock. These provisions, effective at the time of the filing of the COD in June 2008, among other things, required Gores’ approval with respect to certain corporate actions related to capitalization, such as issuing additional stock or debt, making dividends or redeeming debt; operational matters, such as approval of the budget, changing our line of business or making large capital expenditures, or engaging in certain M&A transactions.

[1]	Specifically, ASC 810-10-15-8 states:
“The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.”

Ms. Aamira Chaudhry
January 31, 2011

With the exception of Gores’ rights relative to the annual budget, we concluded that the Gores consent rights are not substantive participating rights; rather, they are protective rights as outlined in ASC topic 810-25-10 and consistent with the large preferred stock investment made by Gores in 2008. While Gores had consent rights if the Company were to sell assets in excess of $25 million or to make capital expenditures in excess of $15 million, these were not actions then contemplated by the Company in the ordinary course of business. As a result, we determined that these rights were protective rights and not substantive participating rights. With respect to Gores’ rights to approve the annual budget, we concluded that this right is not a substantive participating right since (x) the budget could be established at the prior year’s level plus 5% without Gores’ approval and (y) the Company could continue operations indefinitely without Gores’ approval of the budget. In light of Gores’ overall ownership of 36% (substantially below 50%) and the inability of Gores to control the Company’s day-to-day operations, we concluded that Gores did not have control through their financial interest or participating rights prior to the Refinancing.
* * *
In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the responses set forth herein or require additional information, please do not hesitate to contact me at (212) 641-2004 or ed_mammone@westwoodone.com.

Sincerely,
/s/ Edward A. Mammone
Edward A. Mammone
SVP, Finance and Principal Accounting Officer

cc:	Mr. Doug Jones Lyn Shenk, Esq., Branch Chief